Exhibit 99.1

Vermilion Energy Inc. Announces the Closing of Its Senior Unsecured Notes Offering

CALGARY, AB, Feb. 11, 2025 /CNW/ - Vermilion Energy Inc. ("Vermilion" or the "Company") (TSX: VET) (NYSE: VET) announces the closing of the previously announced private offering (the "Offering") of US$400 million aggregate principal amount of eight-year senior unsecured notes (the "New Notes"). The New Notes mature on February 15, 2033 and have a fixed coupon of 7.250% per annum, paid semi-annually on February 15 and August 15, commencing August 15, 2025.

The New Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended ("U.S. Securities Act") or applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. The New Notes have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the New Notes in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws. Pursuant to the terms of the offering, the New Notes will be offered and sold only on a prospectus-exempt basis to institutional "accredited investors" in certain provinces in Canada and, in the United States, will be offered and sold only to "qualified institutional buyers" in reliance on Rule 144A under the U.S. Securities Act and to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the U.S. Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security in any jurisdiction and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. The Company's business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: For further information please contact: Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 10:33e 11-FEB-25